Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 18, 2025, or the 2024 Annual Report, our consolidated financial statements and the related notes included in our 2024 Annual Report which is incorporated by reference in this offering memorandum, and our unaudited interim condensed consolidated financial statements and the related notes included in this offering memorandum. This discussion contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this offering memorandum. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we commenced operations in overseas markets, with our current focus on Indonesia and the Philippines. In 2024, we generated 80.6% of our revenues from China and 19.4% of our revenues from the overseas markets. For the three months ended March 31, 2025, we generated 79.6% of our revenues from China and 20.4% of our revenues from the overseas markets.

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2022, 2023 and 2024, the average principal amount of loans originated on our platform in China was RMB7,249, RMB8,318 and RMB10,402 (US$1,425), respectively, with an average term of 8.7 months, 8.3 months and 8.0 months, respectively. For the three months ended March 31, 2025, the average principal amount of loans originated on our platform in China was RMB10,494 (US$1,446), with an average term of 8.2 months. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2022, 2023 and 2024, 86.8%, 87.2% and 86.5% of the total loan origination volume, respectively, on our platform in China was generated from repeat borrowers who had at least one drawdown before. For the three months ended March 31, 2025, 86.8% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB11.1 billion in 2022 to RMB12.5 billion in 2023 and further to RMB13.1 billion (US$1,790.0 million) in 2024. Our net revenues grew from RMB3.2 billion for the three months ended March 31, 2024 to RMB3.5 billion (US$479.7 million) for the same period in 2025. Our net profit was RMB2.3 billion in 2022, RMB2.4 billion in 2023 and RMB2.4 billion (US$327.1 million) in 2024. Our net profit was RMB0.5 billion for the three months ended March 31, 2024 and RMB0.7 billion (US$101.7 million) for the same period in 2025.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting the online consumer finance industry in the markets where we operate, which include, among other things:

●	overall economic growth;

●	per capita disposable income;

●	fluctuation of interest rates; and

●	development of regulatory environment for the online consumer finance industry in the markets where we operate.

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Unfavorable changes in any of these general industry conditions could negatively affect demand for our services.

Loan Performance Data

90 Day+ Delinquency Rate

Since the second quarter of 2024, we have defined the 90+ day delinquency rate as of a given date as the outstanding principal balance of loans in China, excluding those facilitated without credit risk exposure, that are 90 to 179 days past due, expressed as a percentage of the total outstanding principal balance of loans, excluding those facilitated without credit risk exposure, on that date. Loans that are delinquent for 180 days or more are typically considered charged-off and are not included in the delinquency rate calculation. The table below presents our 90+ day delinquency rates for outstanding loans on our platform in China as of December 31, 2022, 2023, and 2024 and March 31, 2025, all calculated based on this latest definition.

As of	90 Day+ Delinquency Rate(1)
December 31, 2022	1.41%
December 31, 2023	1.98%
December 31, 2024	2.13%
March 31, 2025	2.04%

Note:

(1) Since the origination amount of our standard loan products accounted for the vast majority of the total origination amount of loans facilitated on our platform in China in the past three years, the 90 day+ delinquency rate in this table mainly reflects the performance of our standard loan products in China.

Delinquency Rate by Vintage

We refer to loans facilitated during a specified time period as a vintage. We define vintage delinquency rate as (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this offering memorandum, loans facilitated during a specified time period are referred to as a vintage. Loans that have been considered charged-off are included in the calculation of vintage delinquency rates.

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The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through our online platform in China.

Notes:

(1) Our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2022 was 2.36%, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2) Our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2023 was 2.84%, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3) As of March 31, 2025, our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2024 was 1.74%, calculated as the volume-weighted average of the quarterly vintage delinquency rates as of March 31, 2025. As loans bearing credit risk facilitated through our platform continue to age, the delinquency rate for the 2024 vintage, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 1.74% as of March 31, 2025.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report incorporated by reference into this offering memorandum and our unaudited interim condensed consolidated statements of comprehensive income for the three months ended March 31, 2024 and 2025. The results of operations in any period are not necessarily indicative of our future trends.

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	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Operating revenues:
Loan facilitation service fees	4,430,778	39.8	4,520,504	36.0	4,694,380	643,127	36.0	985,940	31.2	1,477,798	203,646	42.5
Post-facilitation service fees	1,929,913	17.3	1,969,705	15.7	1,740,241	238,412	13.3	465,192	14.7	380,614	52,450	10.9
Guarantee income	3,064,440	27.5	4,478,995	35.7	5,085,296	696,683	38.9	1,346,115	42.5	1,099,514	151,517	31.6
Net interest income	1,174,204	10.5	1,049,379	8.4	853,779	116,967	6.5	231,307	7.3	241,614	33,295	6.9
Other revenue	534,868	4.9	528,862	4.2	692,128	94,821	5.3	136,527	4.3	281,501	38,792	8.1
Net revenues	11,134,203	100.0	12,547,445	100.0	13,065,824	1,790,010	100.0	3,165,081	100.0	3,481,041	479,700	100.0
Operating expenses:
Origination, servicing expenses and other cost of revenue	(2,038,587)	(18.3)	(2,111,515)	(16.9)	(2,381,839)	(326,311)	(18.2)	(539,555)	(17.0)	(620,465)	(85,502)	(17.8)
Origination, servicing expenses and other cost of revenue-related party	(37)	(0.0)	—	—	—	—	—	—	—	—	—	—
Sales and marketing expenses	(1,685,022)	(15.1)	(1,887,442)	(15.0)	(2,014,254)	(275,952)	(15.4)	(449,209)	(14.2)	(529,703)	(72,995)	(15.2)
General and administrative expenses	(401,731)	(3.6)	(390,022)	(3.1)	(413,548)	(56,656)	(3.2)	(82,327)	(2.6)	(106,894)	(14,730)	(3.0)
Research and development expenses	(491,484)	(4.4)	(510,986)	(4.1)	(496,740)	(68,053)	(3.8)	(120,495)	(3.8)	(126,041)	(17,369)	(3.6)
Credit losses for quality assurance commitment	(3,195,220)	(28.7)	(4,422,802)	(35.2)	(4,587,254)	(628,451)	(35.2)	(1,198,099)	(37.9)	(1,011,615)	(139,404)	(29.1)
Provision for loans receivable	(415,902)	(3.7)	(586,843)	(4.7)	(320,013)	(43,842)	(2.4)	(81,285)	(2.6)	(85,414)	(11,770)	(2.5)
Provision for accounts receivable and contract assets	(390,882)	(3.6)	(253,948)	(2.0)	(317,049)	(43,436)	(2.4)	(65,662)	(2.1)	(117,718)	(16,222)	(3.4)
Total operating expenses	(8,618,865)	(77.4)	(10,163,558)	(81.0)	(10,530,697)	(1,442,701)	(80.6)	(2,536,632)	(80.2)	(2,597,850)	(357,992)	(74.6)
Other income	220,693	2.0	394,698	3.1	310,123	42,487	2.4	31,004	1.0	8,381	1,155	0.2
Profit before income tax expenses	2,736,031	24.6	2,778,585	22.1	2,845,250	389,796	21.8	659,453	20.8	891,572	122,863	25.6
Income tax expenses	(454,775)	(4.1)	(395,100)	(3.1)	(457,405)	(62,664)	(3.5)	(127,477)	(4.0)	(153,931)	(21,212)	(4.4)
Net profit	2,281,256	20.5	2,383,485	19.0	2,387,845	327,132	18.3	531,976	16.8	737,641	101,651	21.2

Revenues

Our operating revenues include loan facilitation service fees, post-facilitation service fees, guarantee income, net interest income, and other revenues. We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans.

Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of Accounting Standards Codification Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. We estimate the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The average rate of transaction service fees, which is computed by dividing the total amount of transaction service fees we received during the period by the total volume of loans originated on our platforms in China during the same period, was 3.7% in 2022, 3.1% in 2023, 3.1% in 2024 and 3.6% for the three months ended March 31, 2025.

Loan facilitation service fees

For each loan facilitated on our platforms, we collect transaction service fees and allocate such fees between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction service fees collected for the work we perform through our platforms in connecting borrowers with institutional funding partners and facilitating the origination of loan transactions.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Loan facilitation service fees increased by 49.9% from RMB985.9 million for the three months ended March 31, 2024 to RMB1,477.8 million (US$203.6 million) for the same period in 2025, primarily due to an increase in the average rate of transaction service fees and an increase in the loan origination volume. The average rate of transaction service fees in China increased from 2.9% for the three months ended March 31, 2024 to 3.6% for the same period in 2025. The loan origination volume increased from approximately RMB48.3 billion for the three months ended March 31, 2024 to RMB52.1 billion (US$7.2 billion) for the same period in 2025.

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Post-facilitation service fees

Post-facilitation service fees are the portion of transaction service fees collected for services we provide after loan origination, such as repayment facilitation and loan collection.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Post-facilitation service fees decreased by 18.2% from RMB465.2 million for the three months ended March 31, 2024 to RMB380.6 million (US$52.5 million) for the same period in 2025, primarily due to the rolling impact of deferred transaction fees.

Guarantee income

Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our guarantee income decreased by 18.3% from RMB1,346.1 million to RMB1,099.5 million (US$151.5 million) for the same period in 2025, primarily due to the decrease in risk-bearing loans in the China market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income

The following table sets forth the composition of the interest income recorded in the consolidated statement of comprehensive income related to the loans originated on our platforms for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	(RMB in thousands)
Interest income from loans originated through micro-lending company (1)	58,114	59,420	79,249	15,038	26,823
Interest income from loans originated in the overseas markets (1)	691,156	782,379	492,084	172,060	82,509
Interest income from loans originated under the trust arrangements(2)	571,240	260,694	301,815	48,511	140,838
Total interest income	1,320,510	1,102,493	873,148	235,609	250,170

Notes:

(1) Typically, for loans originated through micro-lending company and in the overseas markets, these loans are funded by us with no interest bearing liabilities.

(2) The interest income from loans originated under the overseas trust arrangements was RMB22,576, nil, nil, nil, and nil for the years ended December 31, 2022, 2023, and 2024 and the three months ended March 31, 2024 and 2025, respectively.

The following table sets forth the average balances and interest rates of the interest-earning asset and interest-bearing liability under the trust arrangements for the periods presented:

	Average balance	Interest income /expense	Yield/ rate	Average balance	Interest income /expense	Yield/ rate	Average balance	Interest income /expense	Yield/ rate	Average balance	Interest income /expense	Yield/ rate
	2022			2023			2024			Three Months ended March 31, 2025
	(RMB in thousands)
Interest-earning Assets
Loans receivable from consolidated trusts(1)	2,047,322	571,240	27.9%	967,289	260,694	27.0%	1,258,526	301,815	24.0%	3,120,276	140,838	4.5%
Interest-bearing liabilities
Funds payable to investors of consolidated trusts(1)	2,057,290	146,306	7.1%	894,481	53,114	5.9%	496,439	19,369	3.9%	668,358	8,556	1.3%
The net yield on interest-earning assets			20.8%			21.5%			22.4%			4.2%

Note:

(1) The average balance of loans receivable from the overseas consolidated trusts was RMB63,071, nil, nil, nil and nil for the years ended December 31, 2022, 2023, and 2024 and the three months ended March 31, 2024 and 2025, respectively. The average funds payable to investors of the overseas consolidated trusts was RMB 56,152, nil, nil, nil and nil for the years ended December 31, 2022, 2023, and 2024 and the three months ended March 31, 2024 and 2025, respectively.

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For the three months ended March 31, 2025, we recorded interest income of RMB250.2 million (US$34.5 million) and interest expenses of RMB8.6 million (US$1.2 million), compared to interest income of RMB235.6 million and interest expenses of RMB4.3 million for the same period in 2024.

Our interest income and interest expenses in 2022, 2023 and 2024 and for the three months ended March 31, 2025 were related to loans originated in the China and overseas markets, as well as the trusts we set up in collaboration with trust management companies. In order to provide more flexibility and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP.

Other revenue

Other revenue mainly includes customer referral fees and revenue generated from new businesses.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Other revenues increased from RMB136.5 million for the three months ended March 31, 2024 to RMB281.5 million (US$38.8 million) for the same period in 2025, primarily due to the increased contributions from other revenue streams including referral fees.

Operating Expenses

Our operating expenses consist of origination and servicing expenses, sales and marketing expenses, general and administrative expenses, research and development expenses, credit losses for quality assurance commitment, provision for loans receivable, and provision for accounts receivable and contract assets.

Origination, servicing expenses and other cost of revenue

Origination, servicing expenses and other cost of revenue consist primarily of expenses for credit assessment, loan origination, salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, customer service, loan collection and other cost of revenue.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our origination, servicing expenses and other cost of revenue increased by 15.0% from RMB539.6 million for the three months ended March 31, 2024 to RMB620.5 million (US$85.5 million) for the same period in 2025, primarily due to an increase in the facilitation costs and loan collection expenses as a result of the higher outstanding loan balance. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB13.0 million (US$1.8 million).

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our sales and marketing expenses increased by 17.9% from RMB449.2 million for the three months ended March 31, 2024 to RMB529.7 million (US$73.0 million) for the same period in 2025, primarily due to an increase in the advertising and online marketing expenses from RMB446.1 million for the three months ended March 31, 2024 to RMB526.2 million (US$72.5 million) for the same period in 2025. Our advertising and online marketing expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in the advertising and online marketing expenses was primarily driven by our increased proactive customer acquisition efforts focusing on quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues increased from 14.2% to 15.2% during the same period, primarily attributable to the increase in the revenue generated from new borrowers.

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General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our general and administrative expenses increased by 29.8% from RMB82.3 million for the three months ended March 31, 2024 to RMB106.9 million (US$14.7 million) for the same period in 2025, primarily due to the increased benefits we provided to our employees. General and administrative expenses for the three months ended March 31, 2025 included share-based compensation of RMB13.2 million (US$1.8 million). Our general and administrative expenses as a percentage of our total operating expenses increased from 2.6% to 3.0% during the same period, primarily due to the increased benefits we provided to our employees.

Research and development expenses

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Research and development expenses increased by 4.6% from RMB120.5 million for the three months ended March 31, 2024 to RMB126.0 million (US$17.4 million) for the same period in 2025, as we increased our investment in technology development. Our research and development expenses for the three months ended March 31, 2025 included share-based compensation expenses of RMB8.5 million (US$1.2 million). Our research and development expenses as a percentage of our total operating revenues decreased from 3.8% to 3.6%, primarily due to our improved technology development efficiency.

Credit losses for quality assurance commitment

Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under the Accounting Standards Codification 460.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Credit losses for quality assurance commitment decreased by 15.6% from RMB1,198.1 million for the three months ended March 31, 2024 to RMB1,011.6 million (US$139.4 million) for the same period in 2025, primarily due to the decrease in risk-bearing loans in the China market, partially offset by the increase in risk-bearing loans in the international markets.

Provision for loans receivable

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our provision for loans receivable increased by 5.1% from RMB81.3 million for the three months ended March 31, 2024 to RMB85.4 million (US$11.8 million) for the same period in 2025, primarily due to the increase in the transaction volume and the outstanding loan balances of on-balance sheet loans in the China market.

Provision for accounts receivable and contract assets

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our provisions for accounts receivable and contract assets increased by 79.3% from RMB65.7 million for the three months ended March 31, 2024 to RMB117.7 million (US$16.2 million) for the same period in 2025, primarily due to the increase in the transaction volume of off-balance sheet loans in the international markets.

Other Income

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our other income decreased from RMB31.0 million for the three months ended March 31, 2024 to RMB8.4 million (US$1.2 million) for the same period in 2025, primarily due to the decrease in income from investments.

Income Tax Expenses

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024. Our income tax expenses increased from RMB127.5 million for the three months ended March 31, 2024 to RMB153.9 million (US$21.2 million) for the same period in 2025, primarily due to the increase in pre-tax profit and partially offset by the decrease in our effective tax rate.

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Net Profit

As a result of the foregoing, our net profit was RMB532.0 million for the three months ended March 31, 2024 and RMB737.6 million (US$101.7 million) for the same period in 2025.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2022, 2023 and 2024 and March 31, 2025. This information should be read together with our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report, and our unaudited interim condensed consolidated balance sheets as of March 31, 2025.

	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Assets
Cash and cash equivalents	3,636,380	4,969,319	4,672,772	640,167	5,406,481	745,033
Restricted cash	2,842,707	1,800,071	2,074,300	284,178	2,018,526	278,160
Short-term investments	3,427,020	2,960,821	2,832,382	388,035	3,055,696	421,086
Quality assurance receivable, net of credit loss allowance for quality assurance receivable	1,669,855	1,755,615	1,639,591	224,623	1,537,306	211,846
Investments	1,084,084	1,135,133	1,173,003	160,701	1,141,890	157,357
Loans receivable, net of credit loss allowance for loans receivable	2,136,432	1,127,388	4,157,621	569,592	3,760,389	518,195
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets	2,217,445	2,208,538	2,405,880	329,604	2,641,636	364,027
Total assets	21,382,911	21,293,673	23,607,121	3,234,162	24,430,169	3,366,567
Liabilities and Shareholders’ Equity:
Liabilities
Deferred guarantee income	1,805,164	1,882,036	1,515,950	207,684	1,381,146	190,327
Liability from quality assurance commitment	3,555,618	3,306,132	2,964,116	406,082	2,995,732	412,823
Funds payable to investors of consolidated trusts	1,845,210	436,352	796,122	109,068	571,678	78,779
Total liabilities	8,938,422	7,422,775	8,053,446	1,103,317	8,634,053	1,189,804
Total Shareholders’ equity	12,444,489	13,870,898	15,553,675	2,130,845	15,796,116	2,176,763

Cash and Cash Equivalents

Our cash and cash equivalents increased by 15.7% from RMB4.7 billion (US$640.2 million) as of December 31, 2024 to RMB5.4 billion (US$745.0 million) as of March 31, 2025, primarily due to the cash generated from operating activities and investing activities and partially offset by net cash used in financing activities.

Restricted Cash

Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held in escrow accounts, and cash received from borrower to be distributed to funding partners. The following table sets forth a breakdown of our restricted cash as of December 31, 2022, 2023 and 2024 and March 31, 2025:

	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	1,394,870	342,163	—	—	—	—
Cash received from investors and borrowers	78,766	78,766	111,409	15,263	117,623	16,209
Cash received via consolidated trust that has not yet been distributed	449,337	265,924	701,928	96,164	655,086	90,273
Escrow accounts	558,520	608,185	864,440	118,428	772,128	106,402
Cash received from borrower to be distributed to funding partners	361,214	415,033	396,523	54,323	473,689	65,276
Cash held in capital escrow account as paid-in capital	—	90,000	—	—	—	—
Total restricted cash	2,842,707	1,800,071	2,074,300	284,178	2,018,526	278,160

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Restricted cash decreased by 2.7% from RMB2.1 billion (US$284.2 million) as of December 31, 2024 to RMB2.0 billion (US$278.2 million) as of March 31, 2025, primarily due to (i) a decrease of RMB46.8 million in cash received via consolidated trusts that has not yet been distributed due to the decrease in the outstanding loan balances of consolidated trusts and (ii) a decrease of RMB92.3 million in escrow accounts due to decreased guarantee amount for our financing guarantee, partially offset by an increase of RMB77.2 million in cash received from borrower to be distributed to funding partners due to the settlement time lag.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks and investments in short-term wealth management products.

Our short-term investments increased by 7.9% from RMB2.8 billion (US$388.0 million) as of December 31, 2024 to RMB3.1 billion (US$421.1 million) as of March 31, 2025, primarily due to our increased investment in wealth management products.

Quality Assurance Receivable

Quality assurance receivables decreased by 6.2% from RMB1.6 billion (US$224.6 million) as of December 31, 2024 to RMB1.5 billion (US$211.8 million) as of March 31, 2025, primarily due to the decrease in the transaction volume of risk-bearing loans in the China market.

Loans receivable

Loans receivable decreased by 9.6% from RMB4.2 billion (US$569.6 million) as of December 31, 2024 to RMB3.8 billion (US$518.2 million) as of March 31, 2025, primarily due to the decrease in outstanding loan balances of on-balance sheet loans in the China market.

Accounts Receivable and Contract Assets and Related Provision

Accounts receivable and contract assets primarily consist of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable and contract assets for loan facilitation and post facilitation services.

Accounts receivable and contract assets increased by 9.4% to RMB2.9 billion (US$406.5 million) as of March 31, 2025 from RMB2.7 billion (US$369.4 million) as of December 31, 2024, mainly due to an increase in outstanding loan balances of off-balance sheet loans. Provisions for credit loss allowance increased from RMB290.3 million (US$39.8 million) as of December 31, 2024 to RMB308.0 million (US$42.4 million) as of March 31, 2025, mainly due to the increase in outstanding loan balances of off-balance sheet loans.

Deferred Guarantee Income

Deferred guarantee income was RMB1.4 billion (US$190.3 million) as of March 31, 2025, compared to RMB1.5 billion (US$207.7 million) as of December 31, 2024, primarily due to the decrease in the risk-bearing loan origination volume in the China market.

Liability from Quality Assurance Commitment

Liability from quality assurance commitment increased to RMB3.0 billion (US$412.8 million) as of March 31, 2025 from RMB3.0 billion (US$406.1 million) as of December 31, 2024, primarily due to the increase in the off-balance sheet loan origination volume in international markets.

Funds Payable to Investors of Consolidated Trusts

Funds payable to investors of consolidated trusts decreased to RMB571.7 million (US$78.8 million) as of March 31, 2025 from RMB796.1 million (US$109.1 million) as of December 31, 2024, primarily due to the decrease in the loan origination volume of trust products and the early repayment of trust products.

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Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2022, 2023 and 2024 and March 31, 2025, we had RMB3.6 billion, RMB5.0 billion, RMB4.7 billion (US$640.2 million) and RMB5.4 billion (US$745.0 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the consolidated variable interest entities and their subsidiaries, we only have access to the assets or earnings of the consolidated variable interest entities and their subsidiaries through our contractual arrangements with the consolidated variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure” in our 2024 Annual Report incorporated by reference into this offering memorandum. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” The majority of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	236,917	1,360,872	2,893,160	396,361	213,310	522,335	71,982
Net cash provided by (used in) investing activities	(1,553,228)	1,411,992	(2,295,816)	(314,526)	925,695	365,196	50,326
Net cash used in financing activities	(763,940)	(2,505,002)	(622,715)	(85,312)	(310,143)	(198,331)	(27,332)
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,012,454)	290,303	(22,318)	(3,058)	820,658	677,935	93,422
Cash, cash equivalents and restricted cash at beginning of year	8,491,541	6,479,087	6,769,390	927,403	6,769,390	6,747,072	929,771
Cash, cash equivalents and restricted cash at end of year	6,479,087	6,769,390	6,747,072	924,345	7,590,048	7,425,007	1,023,193

During the fourth quarter of 2024, FinVolution Group elected to change its presentation of the cash flows associated with net funds received on behalf of customers that disbursed out later as financing activities and net funds paid in advance on behalf of customers that were subsequently reimbursed as investing activities within its consolidated statements of cash flows. Prior periods’ balances have been adjusted to conform to the current period presentation.

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Operating Activities

Net cash provided by operating activities was RMB522.3 million (US$72.0 million) for the three months ended March 31, 2025, increased from RMB213.3 million for the same period in 2024. The difference between our net cash provided by operating activities and our net profit of RMB737.6 million (US$101.7 million) resulted mainly from an increase in taxes payable of RMB243.1 million (US$33.5 million), an increase in accrued expenses and other liabilities of RMB154.7 million (US$21.3 million), an increase in accounts receivable and contract assets of RMB353.5 million (US$48.7 million), an increase in deferred tax assets of RMB281.2 million (US$38.7 million), and adjustment of net gain from investment in loans of RMB241.6 million (US$33.3 million). The increase in taxes payable was primarily due to higher profit before tax. The increase in accrued expenses and other liabilities was primarily due to settlement lag. The increase in accounts receivable and contract assets was primarily due to increase in outstanding loan balances of off-balance sheet loans. The increase in deferred tax assets was primarily due to the increase in deferred revenue. The gain from investment in loans was primarily interest income from the loans originated in the overseas markets and interest income from the loans held by consolidated trusts.

Investing Activities

Net cash provided by investing activities was RMB365.2 million (US$50.3 million) for the three months ended March 31, 2025, which was mainly attributable to cash received from collection of loans originated and held by us in an amount of RMB3.1 billion (US$427.1 million), and proceeds from short-term investments in an amount of RMB949.5 million (US$130.8 million), partially offset by investment in loans originated and held by us in an amount of RMB2.5 billion (US$350.7 million), and purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB1.2 billion (US$162.6 million).

Financing Activities

Net cash used in financing activities was RMB198.3 million (US$27.3 million) for the three months ended March 31, 2025, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB374.8 million (US$51.6 million), partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB133.0 million (US$18.3 million).

Material cash requirements

Our material cash requirements as of March 31, 2025 primarily include our capital expenditures and contractual obligations.

We made capital expenditures of RMB52.8 million, RMB538.1 million, RMB27.8 million (US$3.8 million) and RMB9.9 million (US$1.4 million) in 2022, 2023, 2024 and for the three months ended March 31, 2025, respectively. For the three months ended March 31, 2025, our capital expenditures were mainly used for purchases of property, equipment and software. We expect our capital expenditures for 2025 to be approximately RMB54.8 million (US$7.6 million), primarily due to the optimization of server units and IT infrastructure.

Our contractual obligations mainly represent leasing obligations relating to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. We made payment of RMB3.3 million (US$0.5 million) for the three months ended March 31, 2025. We expect our non-cancelable payment for the remainder of 2025 to be approximately RMB14.5 million (US$2.0 million).

The following table sets forth our contractual obligations as of March 31, 2025:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Non-cancellable operating leases	31,418	4,330	17,345	2,390	14,073	1,939	—	—	—	—

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We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of March 31, 2025 we had capital commitments, primarily related to equity investments and business combinations, totaling RMB55 million.

Other than those discussed above and the obligations related to on-balance sheet loans (presented as “funds payable to investors of consolidated trusts” in the consolidated balance sheets) and guarantees associated with the loans we facilitated, we did not have any significant capital or other commitments, or long-term obligations as of March 31, 2025.

Holding company structure

FinVolution Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, three consolidated variable interest entities and their subsidiaries in China. As a result, FinVolution Group’s ability to continue paying dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries are not able to pay dividends out of China until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2020, Shanghai Guangjian, one of our PRC subsidiaries, paid dividends of RMB79.5 million out of China.

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